UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 333-159793-01

TELESAT CANADA

(Name of Registrant)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Preliminary Results for the Quarter Ending March 31, 2018

In connection with a potential amendment of its US$2.43 Billion Term Loan B facility to reprice the facility and make certain other amendments, Telesat Canada today issued a press release including its preliminary results for the quarter ending March 31, 2018, which information is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated herein by reference.

The information included in this report on Form 6-K (including Exhibit 99.1 hereto) is being furnished and shall not be deemed filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be incorporated by reference into future filings by Telesat under the Securities Act or under the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit Index

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
99.1	News release, dated April 16, 2018 – “Telesat Canada Announces Preliminary Revenue and Adjusted EBITDA for the Quarter Ending March 31, 2018”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2018	TELESAT CANADA

	By:	/s/ Christopher S. DiFrancesco
Name: Christopher S. DiFrancesco Title: Vice President, General Counsel and Secretary